January 14, 1997





      Mr. James A. Reeder
      President
      Bryant Development Corporation
      2550 M Street, NW
      Washington, DC 20037

      Dear Jim:

          I am writing on behalf of PNGI Charles Town Limited Liability Company ("LLC"), Penn National Gaming of West Virginia, Inc. ("PWV") and Penn
      National Gaming, Inc. ("PNGI" and collectively with LLC and PWV are referred to as "Penn National"). PWV and Bryant Development Corporation ("BDC") are parties to an Operating Agreement pertaining to PNGI Charles Town Gaming Limited Liability Company dated February, 1996. Penn National and BDC have agreed to an Amended and Restated Operating Agreement to be entered into as of December 31, 1996, effective March 22, 1996. The parties have further agreed to further amend the Amended and Restated Operating Agreement consistent with the attached "Term Sheet".

          Penn National has requested BDC to execute and deliver the Amended and Restated Operating Agreement and certain other documents in connection with the closing of the purchase by LLC of Charles Town Races. BDC has required, as a condition to executing such documents that Penn National assure BDC that the Amended and Restated Operating Agreement will be further amended in a manner consistent with the attached Term Sheet.

          In order to induce BDC to execute and deliver the Amended and Restated Operating Agreement and the other documents which are necessary in connection with the consummation of the purchase of Charles Town Races by LLC, the undersigned, intending to be legally bound hereby, on behalf of each of the entities comprising Penn National agrees that:

          1. Penn National will take no action under the Amended and Restated Operating Agreement to pursue any of their rights or remedies under the Amended and Restated Operating Agreement which are inconsistent with the terms and provisions of the Term Sheet.

      Mr. James A. Reeder
      January 14, 1996
      Page 2


          2. Penn National has instructed its counsel to work with the counsel of BDC to prepare for signature as soon as practicable a First Amendment to Amended and Restated Operating Agreement consistent with the Term Sheet.

          3. Penn National will file with the West Virginia Racing Commission and the West Virginia Lottery Commission all documents necessary to reflect the changes set forth on the Term Sheet.

          4. Penn National acknowledges that the foregoing is a material inducement to your executing and delivering the Amended and Restated Operating Agreement and the other documents necessary in connection with the closing of the purchase of Charles Town Races by LLC and that, but for such inducement, BDC would not execute such documents.

          Please acknowledge your agreement with the foregoing by signing a copy of this letter and returning it to me.

                                                    Sincerely,


                                             /s/ Peter M Carlino
                                             PETER M. CARLINO
                                             on behalf of PNGI Charles Town
                                             Limited Liability Company, Penn
                                             National Gaming of West Virginia,
                                             Inc. And Penn National Gaming, Inc.





      /smm

      Read, Approved and Agreed to this 15 day of January, 1997.

      BRYANT DEVELOPMENT CORPORATION



      By: /s/ James A. Reeder
      James A. Reeder, President